[redacted]

11019003

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	April 30, 2013
Estimated average burden hours per response...	12.00

ANNUAL AUDITED REPORT FORM X-17A-5 PART III

SEC FILE NUMBER
8- 66845

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/10 (MM/DD/YY) AND ENDING 12/31/10 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Scarsdale Equities LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

10 Rockefeller Plaza, Suite 720
(No. and Street)

New York (City) NY (State) 10020 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Francis A. Mlynarczyk 212-433-1375
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Sanford Becker & Co., P.C.
(Name – *if individual, state last, first, middle name*)

1430 Broadway (Address) New York (City) NY (State) 10018 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountants
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I Francis A. Mlynarczyk swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Scarsdale Equities LLC, as of December 31, 2010, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

____

____

____

Signature

Chief Executive Officer

Title

Notary Public

HEATHER M. SEAL
Notary Public, State of New York
Registration #01SE6055767
Qualified in New York County
Commission Expires March 5, 2011

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Cash Flows.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ☒ (o) Independent Auditors' Report on Internal Accounting Control.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

SANFORD BECKER & CO., P.C.
CERTIFIED PUBLIC ACCOUNTANTS AND BUSINESS ADVISORS

RICHARD S. BECKER, CPA
GEORGE S. GETZ, CPA

SANFORD BECKER, CPA 1922-1994
SANFORD E. BECKER, CPA 1957-2008

1430 BROADWAY
NEW YORK, N.Y. 10018
TELEPHONE (212) 921 - 9000
FACSIMILE (212) 354 -1822

INDEPENDENT AUDITORS' REPORT

To the Members
Scarsdale Equities LLC

We have audited the accompanying statement of financial condition of Scarsdale Equities LLC as of December 31, 2010 and the related statements of income, cash flows and changes in members' equity for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Scarsdale Equities LLC at December 31, 2010 and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained on pages 10 and 11 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Sanford Becker & Co, P.C

New York, New York
February 25, 2011

SCARSDALE EQUITIES LLC
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2010

ASSETS

Cash and cash equivalents	$2,412,290
Due from broker	101,052
Marketable securities	29,903
Non-marketable securities	108,892
Prepaid expenses	21,528
Other assets	142,683
Property and equipment, less accumulated depreciation of $54,630	14,716
Total Assets	**$2,831,064**

LIABILITIES AND MEMBERS' EQUITY

Liabilities	
Commissions payable	$ 335,016
Accounts payable and accrued expenses	642,272
Total Liabilities	977,288
Members' Equity	
Members' equity	1,853,776
Total Liabilities and Stockholder's Equity	**$2,831,064**

See accompanying auditors' report and notes to financial statements.

SCARSDALE EQUITIES LLC
STATEMENT OF INCOME
YEAR ENDED DECEMBER 31, 2010

Revenues	
Trading commissions	$ 7,724,621
Underwriting and placement fees	2,290,972
Advisory fees	350,751
Other	254,890
Total revenue	10,621,234
Operating Expenses	
Employee compensation and benefits	5,459,954
Clearing and execution fees	1,487,638
Commissions	1,937,347
Occupancy	176,785
Professional services	43,387
Information services	397,213
Communication	46,323
Other expenses	621,842
Total Operating Expenses	10,170,489
Income before provision for taxes	450,745
Provision for UBT tax	74,811
Net Income	**$ 375,934**

See accompanying auditors' report and notes to financial statements.

SCARSDALE EQUITIES LLC
STATEMENT OF CASH FLOWS
YEAR ENDED DECEMBER 31, 2010

Cash Flows from Operating Activities	
Net income	$ 375,934
Adjustment to reconcile net income to net cash provided by operating activities	
Depreciation	21,393
Unrealized gain of marketable securities	(5,861)
Changes in operating assets and liabilities	
Increase in due from broker	(101,052)
Increase in investment in securities	(68,716)
Increase in prepaid expenses and other assets	(5,591)
Increase in commissions and accounts payable and accrued expenses	388,829
Cash Flows Provided By Operating Activities	604,936
Cash Flows from Financing Activities	
Capital contributed	426,441
Net Increase In Cash and Cash Equivalents	1,031,377
Cash and Cash Equivalents, Beginning	1,380,913
Cash and Cash Equivalents, Ended	**$2,412,290**

See accompanying auditors' report and notes to financial statements.

SCARSDALE EQUITIES LLC
STATEMENT OF CHANGES IN MEMBERS' EQUITY
YEAR ENDED DECEMBER 31, 2010

	Members' Equity
Balance, Beginning	$ 1,051,401
Contributions	426,441
Net income	375,934
Balance, Ended	**$ 1,853,776**

See accompanying auditors' report and notes to financial statements.

SCARSDALE EQUITIES LLC
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2010

Note 1 - Summary of Significant Accounting Policies

Nature of Operations

Scarsdale Equities LLC, (the "Company"), is a registered broker-dealer. The Company is a member of the Financial Industry Regulatory Authority and is subject to regulation by the United States Securities and Exchange Commission and the Financial Industry Regulatory Authority.

The Company operates principally under a clearance agreement with another broker, whereby the Company is engaged in trading securities on behalf of the Company's clients. In addition, the Company provides investment banking, private placement and advisory services to its clients in connection with various investing transactions.

Revenue Recognition

Securities owned are carried at quoted market values, and securities not readily marketable are valued at fair value as determined by management. The resulting difference between cost and market value is included in income.

Securities transactions and the related revenue and expenses are recorded on a settlement date basis. Revenues and expenses would not be materially different if reported on a trade date basis.

The Company recognizes revenue upon providing investment banking, private placement and advisory services to its clients and when the amount is determinable and realizable.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

Note 1 - Summary of Significant Accounting Policies (Continued)

Cash Equivalents

For purposes of the statement of cash flows, cash equivalents include highly liquid debt instruments purchased with original maturities of three months or less.

Income Taxes

The Company as a limited liability company is taxed similar to a partnership for Federal and State income tax purposes, whereby, the individual members of the Company includes the Company's income or loss on their individual income tax returns. Accordingly, no provision for Federal and State income tax has been provided.

Management of the Company is not aware of any issues or circumstances that would unfavorably impact its tax status. Management has determined that the Company had no uncertain tax positions that would require financial statement recognition.

Note 2 - Concentration of Credit Risk

The Company maintains cash balances at financial institutions. Accounts at the institutions are insured by the Federal Deposit Insurance Corporation up to $250,000.

Note 3 – Due From Broker

The Company operates principally under a clearance agreement with its clearing broker, whereby such broker assumes and maintains the Company's customer accounts. As part of the agreement, the Company is required to maintain cash or securities of not less than $100,000.

Note 4 – Fair Value Measurements of Investments

The Company uses fair value measurements to record certain assets and liabilities and to determine fair value disclosures. The Company's investments in securities listed on a national exchange are valued at the last sales price on the date of valuation.

The three-level hierarchy for fair value measurements is defined as follows:

- Level 1 – inputs to the valuation methodology are quoted prices for identical assets and liabilities in active markets.
- Level 2 – inputs to the valuation methodology include quoted prices for similar assets and liabilities in active markets, and the inputs that are observable for the asset or liability, either directly or indirectly.
- Level 3 – inputs to the valuation methodology are unobservable and significant to the fair value measure.

At December 31, 2010, assets measured at fair value on a recurring basis:

	Total	Level 1	Level 2	Level 3
Equity securities	$ 29,903	$29,903	$ -	$ -
Private and restricted securities	108,892	-	-	108,892
Total	$138,795	$29,903	$ -	$108,892

The following is a reconciliation of the beginning and ending balances measured at fair value using significant unobservable inputs during the year ended December 31, 2010:

	Beginning Balance	Adjustments	Ending Balance
Private and restricted securities	$ 40,176	$ 68,716	$108,892

Note 4 - Net Capital Requirements

The Company is subject to the net capital requirements of rule 15c3-1 of the Securities and Exchange Commission, which requires a broker-dealer to have at all times sufficient liquid assets to cover current indebtedness. In accordance with the rule, the Company is required to maintain minimum net capital of the $100,000 or 1/15 of aggregate indebtedness.

At December 31, 2010, the Company had net capital, as defined, of $1,562,152 which exceeded the required minimum net capital by $1,462,152. Aggregate indebtedness at December 31, 2010 totaled $997,787 and the ratio of aggregate indebtedness to net capital was 0.63 to 1.

Note 5 - Commitments and Contingencies

Lease

During 2009, the Company renegotiated its lease for office space which commenced October 2009. The terms of the non-cancelable lease call for annual rentals for years 1-5 amounting to $194,568 and for years 6-10 amounting to $210,648. The lease matures October 2019 with the Company having the ability to cancel the lease in year 6. Monthly lease payments are subject to escalations charges based on increases for real estate taxes and other operating expenses. For the year ended December 31, 2010, rent expense totaled approximately $177,000. In addition, it is the practice of the firm that some individuals are either charged internally or make payments to the company for the use of space. For the year ended December 31, 2010 such items totaled approximately $85,100.

Note 6 – Subsequent Events

The Company has evaluated subsequent events through February 25, 2011, the date of the financial statements were available for issuance.

SCARSDALE EQUITIES LLC
SUPPLEMENTAY INFORMATION
DECEMBER 31, 2010

Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission

Computation of Net Capital	
Stockholders' equity	$1,992,276
Non-allowable equity	(138,500)
	1,853,776
Deductions - Non-allowable assets	
Non-marketable securities	108,892
Prepaid expenses	21,528
Other assets	141,993
Property and equipment	14,716
	287,139
Net capital before haircuts	1,566,637
Haircuts	4,485
Net capital, as defined	**1,562,152**
Minimum net capital required	100,000
Net capital in excess of minimum requirement	**$1,462,152**
Net capital less greater of 10% of aggregate indebtedness or 120% minimum net capital requirements	**$1,442,152**

Computation of Aggregate Indebtedness

Accounts payable and other liabilities	**$ 977,288**

Ratio of aggregate indebtedness to net capital

$$\frac{\text{Total aggregate indebtedness}}{\text{Net capital}} \quad \frac{\$\ 977,288}{\$1,562,152} = 0.63$$

The ratio of aggregate indebtedness to net capital is 0.63 to 1 compared to the maximum allowable ratio of 15 to 1.

See accompanying auditors' report.

SCARSDALE EQUITIES LLC
SUPPLEMENTARY INFORMATION
DECEMBER 31, 2010

Computation for Determination of Reserve Requirements Under Rule 15c3-3 of the Securities and Exchange Commission

The Company has claimed exemption from Rule 15c3-3 under the provisions of Section (k)(2)(i).

Information Relating to the Possession or Control Requirements Under Rule 15c3-3:

The Company has claimed exemption from Rule 15c3-3 under the provisions of Section (k)(2)(i).

Reconciliation of Computation of Net Capital

Net capital, per focus report	**$1,540,405**
Reduction of non-allowable assets	121,555
Audit adjustments	(99,808)
Net capital, as computed	**$1,562,152**
Aggregate indebtedness, per focus report	**$ 900,073**
Audit adjustments	77,215
Aggregate indebtedness, as computed	**$ 977,288**

There were no material differences

Reconciliation of Determination of Reserve Requirements Under Rule 15c3-3:

The Company has claimed exemption from Rule 15c3-3 under provisions of Section (k)(2)(i).

See accompanying auditors' report.

SANFORD BECKER & CO., P.C.
CERTIFIED PUBLIC ACCOUNTANTS AND BUSINESS ADVISORS

RICHARD S. BECKER, CPA
GEORGE S. GETZ, CPA

SANFORD BECKER, CPA 1922-1994
SANFORD E. BECKER, CPA 1957-2008

1430 BROADWAY
NEW YORK, N.Y. 10018
TELEPHONE (212) 921 - 9000
FACSIMILE (212) 354 -1822

INDEPENDENT AUDITORS' REPORT ON INTERNAL ACCOUNTING CONTROL

To the Members
Scarsdale Equities LLC

In planning and performing our audit of the financial statements and supplementary schedules of Scarsdale Equities LLC, (the "Company"), as of and for the year ended December 31, 2010, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission, ("SEC"), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts verifications and comparisons and recordation of differences required by Rule 17a-13.

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining an internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above mentioned objectives. Two of the objectives internal control and the practices and procedures are to provide management with reasonable, but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control or the practices and procedures referred to above, errors or fraud may occur and may not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *control deficiency* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A *material weakness* is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of the internal control was for limited purpose described in the first and second paragraphs would not necessarily identify all deficiencies in the internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes.

Based on this understanding and on our study, we believe that the Company's practices and procedures as described in the second paragraph of this report, were adequate at December 31, 2010 to meet the SEC's objectives.

This report is intended solely for the information and use of management, the SEC and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than those specified parties.

Sanford Becker & Co., P.C.

New York, New York
February 25, 2011

SANFORD BECKER & CO., P.C.
CERTIFIED PUBLIC ACCOUNTANTS AND BUSINESS ADVISORS

RICHARD S. BECKER, CPA
GEORGE S. GETZ, CPA

SANFORD BECKER, CPA 1922-1994
SANFORD E. BECKER, CPA 1957-2008

1430 BROADWAY
NEW YORK, N.Y. 10018
TELEPHONE (212) 921 - 9000
FACSIMILE (212) 354 -1822

Independent Accountants' Report on Applying Agreed-Upon Procedures

To the Members
Scarsdale Equities LLC

In accordance with Rule 17a-5(e)(4) under the Securities Exchange act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments (General Assessment Reconciliation, Form SIPC-7) to the Securities Investor Protection Corporation ("SIPC") for the year ended through December 31, 2010, which were agreed to by Scarsdale Equities LLC (the "Company"), the Securities and Exchange commission, Financial Industry Regulatory Authority, Inc. and SIPC, solely to assist you and the other specified parties in evaluating the Company's compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7). The Company's management is responsible for the company's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1) Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement record entries listed in the disbursement journal, noting no differences;

2) Compared the amounts reported on the audited Form X-17A-5 for the year ended December 31, 2010, as applicable, with the amounts reported in the General Assessment Reconciliation (Form SIPC-7), noting no differences;

3) Compared any adjustment reported in Form SIPC-7 with supporting schedules and working papers, noting no differences;

4) Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments, noting no differences; and

5) Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7 on which it was originally computed, noting no differences.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Sanford Becker & Co., P.C.

New York, New York
February 25, 2011

SCARSDALE EQUITIES LLC
SCHEDULE OF ASSESSMENT AND PAYMENTS
FOR THE YEAR ENDED DECEMBER 31, 2010

Revenue	$10,421,560
Deductions	
Commissions, floor brokerage and clearance fees paid	1,372,150
Direct expenses	18,386
	1,390,536
SIPC net operating revenues	**$ 9,031,024**
SIPC general assessment at .0025	$ 22,578
Less: Payments	
July 6, 2010	10,036
Assessment balance due	**$ 12,542**

SCARSDALE EQUITIES LLC

FINANCIAL STATEMENTS

DECEMBER 31, 2010

SCARSDALE EQUITIES LLC
FINANCIAL STATEMENTS
DECEMBER 31, 2010

TABLE OF CONTENTS

SCARSDALE EQUITIES LLC

FINANCIAL STATEMENTS
AND
SUPPLEMENTAL INFORMATION
REQUIRED BY RULE 17a-5

YEAR ENDED DECEMBER 31, 2010

SANFORD BECKER & CO., P.C.
CERTIFIED PUBLIC ACCOUNTANTS
NEW YORK